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Exhibit 12


                         ADVANTA CORP. AND SUBSIDIARIES
                COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
                             (Dollars in thousands)

                                                           Three Months Ended
                                                                March 31,
                                                         -------------------------
                                                         1998                 1997
                                                         -------------------------
     Net earnings                                     $ 418,787            $ (19,818)
Federal and state
  income taxes                                          (21,459)              (6,891)
                                                        --------              -------

Earnings before income
  taxes                                                 397,328              (26,709)
                                                        -------              --------


Fixed charges:
  Interest                                               67,544               71,462
  One-third of all rentals (A)                              835                  820
  Preferred stock dividend of
   subsidiary trust                                       2,248                2,248
                                                          -----                -----
Total fixed charges                                      70,627               74,530
                                                         ------               ------

Earnings before income
  taxes and fixed charges                               467,955               47,821


Ratio of earnings to fixed
  charges (A)                                              6.63                  (B)


(A) For purposes of computing these ratios, "earnings" represent income before income taxes plus fixed charges. "Fixed charges" consist of interest expense, one-third (the proportion deemed representative of the interest factor) of rental expense on operating leases, and preferred stock dividends of subsidiary trust.

(B) For the three months ended March 31, 1998, earnings were inadequate to cover fixed charges. The deficiency was approximately $26.7 million.




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